Exhibit 99.1

Entree Resources to Commence Trading on the OTCQB Venture Market

VANCOUVER, Oct. 1, 2019 /CNW/ - Entree Resources Ltd. (TSX:ETG; OTCQB:ERLFF – the "Company" or "Entree") is pleased to announce that, effective October 1, 2019, the Company's common shares will commence trading on the Over-the-Counter OTCQB Venture Market (the "OTCQB") in the United States, under the symbol "ERLFF". Entree's shares continue to trade on the Toronto Stock Exchange under the symbol "ETG".

Information relating to Entree as well as Real-Time level 2 quotes for the Company will be available on www.otcmarkets.com. The Company also files reports with Canadian securities regulators on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

ABOUT ENTREE RESOURCES LTD.
Entree Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entree has a 20% or 30% carried participating interest in the Entree/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entree, holding approximately 19%, 9% and 8% of the shares of the Company, respectively.  More information about Entree can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; the Company continuing to be a registrant with the SEC; anticipated business activities; and future financial performance.

While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entree's future performance and are based on numerous assumptions regarding present and future business strategies; Entree continuing to be a registrant with the SEC; local and global economic conditions and the environment in which Entree will operate in the future, including the price of copper, gold and silver, projected grades, anticipated capital and operating costs and anticipated future production and cash flow from the Entree/Oyu Tolgoi joint venture property; and the status of Entree's relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill Resources Ltd.

Risks, uncertainties and factors which could cause actual results, performance or achievements of Entree to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information are discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2018, dated March 29, 2019 filed with the Canadian Securities Administrators and available at www.sedar.com and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the United States Securities and Exchange Commission on April 1, 2019, which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entree Resources

View original content: http://www.newswire.ca/en/releases/archive/October2019/01/c1324.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entree Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entree Resources

CNW 07:00e 01-OCT-19